Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vita Imaging Inc.
5390 Hellyer Avenue
San Jose, CA 95138
www.vita-imaging.com

Up to $4,999,994.40 in Common Stock at $5.70
Minimum Target Amount: $14,996.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vita Imaging Inc.
Address: 5390 Hellyer Avenue, San Jose, CA 95138
State of Incorporation: DE
Date Incorporated: March 14, 2019

Terms:

Equity

Offering Minimum: $14,996.70 | 2,631 shares of Common Stock
Offering Maximum: $4,999,994.40 | 877,192 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.70
Minimum Investment Amount (per investor): $245.10

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Friends and Family - First 72 hours 10% bonus shares

Early Bird Bonus - Next 96 hours - 5% bonus shares

Volume-Based Perks

Tier 1 Perk – Invest $500 and receive a custom-made skin lesion ruler with logo that can be used to check your moles and see if they are changing, and 2 logo branded silicone UV wrist bands that change color in the sun as a reminder to apply sunscreen.

Tier 2 Perk – Invest $2,500 and receive the skin lesion ruler, UV wristbands, USB drive, +3% bonus shares.

Tier 3 Perk – Invest $5,000 and receive the skin lesion ruler, UV wristbands, USB drive, +5% bonus shares.

Tier 4 Perk – Invest $10,000 and receive the skin lesion ruler, UV wristbands, USB drive, +10% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Vita Imaging, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.

OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.70/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $570. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Company Overview

In 2018, Vita Imaging, Inc. ("Vita") purchased the assets of a Canadian company (Verisante) and since has partnered with the University of British Columbia (UBC) and Vancouver's British Columbia Cancer Agency (BCCA) to design, patent, market, and distribute cancer diagnostic medical devices for the skin and internal organs utilizing cutting-edge, Raman technology. With this collaboration, Vita is leveraging twenty years of research by well-respected UBC & BCCA Scientists, Clinicians and a combined $17.5M investment ($2.5M BCCA & $15M Predecessor Company) in the development and patenting of this pioneering platform technology. The cross-industry synergy is part of a growing ecosystem for accelerating commercialization by combining UBC & BCCA's innovative research history with Vita's engineering expertise and access to Silicon Valley cutting edge technologies.

As its lead product, the company will launch "AURA" a skin cancer diagnostic device since it is the most advanced and market ready having been distributed in target markets by Verisante. AURA has a target launch date of 2024 in the US and 2025 in the EU/UK.

Intellectual Property

We have exclusive rights on patents from UBC (University of British Columbia) and BCCA (British Columbia Cancer agency). We have 6 US patents granted and 2 pending. We have 2 China patents granted and 2 pending.

Pursuan to the terms of the licensing agreement the Company is required to pay the licensors the greater of 2.5% of revenue per year or $25,000 per year. Additionally the licensor shall receive certain mileston payments in the event of certain liquidation events.

Prior to Vita-Imaging acquiring the license to the technology from the BC Cancer Agency, there was a Canadian company that held the rights and expended considerable effort in the development of the Aura. That company was called Verisante Technology, Inc., a British Columbia corporation, which is independent from Vita-Imaging. Verisante ran out of capital and ceased doing business in 2018. Subsequently, Vita-Imaging purchased the business assets from Verisante and licensed the technology from the BC Cancer Agency.

Business Model

Vita will implement a risk revenue-sharing model which makes AURA affordable and accessible to a wide customer base. For Providers who often have limited cash flow, this model presents an attractive option to provide cost-effective, cutting-edge services to patients. By adopting a risk sharing model, Vita retains data ownership which is a valuable asset.

Vita will partner with Physician Key Opinion Leaders (KOLs) and distributors with strong sales and marketing capabilities in order to build strategic partnerships with Physicians, Payers, Clinics, Hospitals, Medical Spas; Establish market leadership and credibility within the healthcare community.

Competitors and Industry

Competitors

AURA would be the only Raman-spectroscopy based skin cancer diagnostic device in the market. Our leading competitor is NeviSense which primarily has an East Coast presence. There is no market leader presently.

Unlike our competitors, which are Melanoma focused, AURA is able to detect both Melanoma and non-Melanoma skin cancers (NMSCs) which comprise 90% of skin cancers. AURA has a higher sensitivity, specificity and real time/speed to results over its competitors. It is easy to use and requires very little end user training. Because it is able to detect both Melanoma and NMSCs, AURA has a broader application for Dermatologists and Physicians who are not experts in skin cancer detection.

Industry

Skin cancer is the most common form of cancer in the US and worldwide. 1 in 5 Americans will develop skin cancer by age 70. In the US, 5 million people are treated annually for skin cancer with treatment cost of $8.1B ($4.8 billion for nonmelanoma skin cancers and $3.3 billion for malignant melanoma. When detected early, the five-year survival rate for melanoma is 99% hence, the urgent need for physician support tools like AURA.

The incidence of non-melanoma skin cancer (NMSC) including basal and squamous cell cancer, as well as melanoma skin cancers (MSC) have risen over the past decades. Skin cancer is a worldwide epidemic with significant health, economic and societal burdens. According to the World Cancer Research Fund, in 2018, there were over 132,000 new diagnoses for melanoma.

Sources for 1 in 5 Americans, and 5 million people treated:
https://www.skincancer.org/skin-cancer-information/skin-cancer-facts/#:~:text=1%20in%205%20Americans%20will,for%20melanoma%20is%2099%20percent.

Source for $8.1B cost: https://practicaldermatology.com/articles/2018-feb/new-nmsc-guidelines-highlight-options-and-need-for-more-research

Source for 132,000: https://www.who.int/news/item/22-07-2002-helping-people-reduce-their-risks-of-skin-cancer-and-cataract

Current Stage and Roadmap

Current Stage

We currently do not have our product available on the market, but intend to launch it in the US in early 2024 subject to securing FDA market clearance. Vita held its "100 Day" meeting with the FDA in January 2023 and plans to complete regulatory clearance for the US in late 2023.

Future Roadmap

Vita will focus on optimizing growth, profitability, market penetration for 5 years. After maximizing company value, it will explore the most viable option to optimize Investor return:

• Acquisition by a company within this domain and/or parallel industry;

• Initial Public Offering (IPO). Continue growing the company by developing CORE Raman Platform technology for detection of internal organ cancer(s).

The Team

Officers and Directors

Name: Thinh Quy Tran

Thinh Quy Tran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman and CEO
  Dates of Service: February, 2019 - Present
  Responsibilities: Manage all aspects of interfacing with StartEngine together with my executive staff. Thinh does not receive compensation.

Name: Maria Victoria Reade

Maria Victoria Reade's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: April, 2018 - Present
  Responsibilities: In collaboration with CEO, developed Investor Pitch Deck, Business Plan and Investor Presentations. Victoria receives $105,000 in annual salary and owns 100,000 shares of the company.

Name: Dzung Kim Tran Wright

Dzung Kim Tran Wright's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Interim CFO
  Dates of Service: September, 2022 - Present
  Responsibilities: Provide financials and work with potential investors. Dzung does not receive compensation.

Other business experience in the past three years:

- **Employer:** VIVUS, Inc
  Title: Sr. Accounting Manager
  Dates of Service: May, 2013 - August, 2022
  Responsibilities: Responsible for overseeing the corporate accounting team for a publicly traded pharmaceutical company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common

Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Aura skin cancer detection device. Delays or cost overruns in the development of the Aura device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail.

Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Vita Imaging Inc. was formed on March 14, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vita Imaging has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Aura is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. The Company has an exclusive worldwide license to numerous patents from the BC Cancer Agency. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vita Imaging or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vita Imaging could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Hurdles

The medical device and diagnostic industry is one that encounters significant regulatory hurdles in getting technological advances approved, as well as intense pressure to assure that their technologies are cost saving or cost effective. These regulatory hurdles, as well as marketplace demands, increases the cost of innovation, as well as the potential risk of failure, which would have a material adverse effect on the Company's performance. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which the Company may encounter in light of the extensive regulatory environment within which the Company's business is carried out. The process of obtaining necessary regulatory approval is lengthy, expensive and uncertain. The Company or its collaborators may fail to obtain the necessary approvals to commence or continue to manufacture or market the Company's potential products in reasonable time frames, if at all. In addition, governmental authorities in the United States, or other countries may enact regulatory reforms or restrictions on the development of new medical devices that could adversely affect the regulatory environment in which we operate or the development of any products we may develop.

Medical Product Liability

Many of the products we are depending on to drive future growth are not yet ready for sale or have only recently been introduced for sale. If any of these products do not achieve market acceptance, our ability to generate revenue will be adversely affected. If our products are alleged to be harmful, we may not be able to sell them, we may be subject to product liability claims not covered by insurance and our reputation could be damaged. The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of medical devices. There can be no assurance that users will not claim that effects other than those intended have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product related risks or product related information or other safety issues with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, a user. There can be no guarantee that product liability lawsuits will not be brought against us even if such products have been used for their approved indications and appropriate labels have been included. In the event of allegations that our any of our products are harmful, we may experience reduced demand for our products. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount of damages. The outcome of litigation is difficult to assess or quantify. The cost to defend against litigation may be significant. We do not have insurance covering the costs and losses as a result of product recalls or failures or other liabilities. Such insurance is expensive. If we seek insurance, there is no guarantee it will be available on acceptable terms. Even if obtained, insurance may not full protect the Company or its employees from liability or losses. Some manufacturers that have suffered such liability claims or losses in the past have been forced to cease operations or claim bankruptcy.

Industry Competition

The industry in which the Company operates is characterized by rapid and substantial technological change. The Company's competitors may have developed or may be developing technologies which could become the basis for competitive products. Some of these products may prove to be more effective and less costly than the Company's products under development. There can be no assurance that the development of additional products by others will not render the Company's product candidates non-competitive or that the Company will be able to keep pace with technological developments.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thinh Tran	4,000,000	Common Stock	57.0%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Unsecured Line of Credit and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 877,192 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,480,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 758,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 722,000 shares to be issued pursuant to stock options issued.

Series A Preferred Stock

The amount of security authorized is 2,500,000 with a total of 1,007,500 outstanding.

Voting Rights

Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

Material Rights

Dividend Rights

Holders of Series A Preferred Stock have certain dividend rights. See exhibit F for complete information.

Liquidation Preference

Holders of Series A Preferred Stock have certain preferences. See exhibit F for complete information.

Conversion Rights

Holders of Series A Preferred Stock have certain conversion rights. See exhibit F for complete information.

Anti-Dilution Rights

Holders of Series A Preferred Stock have certain anti-dilution rights. See exhibit F for complete information.

Redemption Rights

The Preferred Stock is not redeemable.

Separate Vote of Preferred Stock

For so long as at least 75% of the initially-issued shares of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Filing Date) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions (whether taken directly or indirectly, by merger, recapitalization or otherwise). See exhibit F for complete information

Unsecured Line of Credit and Convertible Promissory Note

The security will convert into Series a preferred stock and the terms of the Unsecured Line of Credit and Convertible Promissory Note are outlined below:

Amount outstanding: $838,297.54
Maturity Date: March 31, 2024
Interest Rate: 3.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At the option of the creditor or change of control (see below)

Material Rights

The Advances made pursuant to this Unsecured Line of Credit and Convertible Promissory Note shall not exceed $1,500,000.

Automatic Repayment Upon a Change of Control. In the event that the Company undergoes a Change of Control (as defined below) while this Note remains, then (x) two times the outstanding principal amount of this Note plus (y) all accrued interest thereon, shall be repaid in connection with such Change of Control. For purposes of this Agreement, "Change of Control" shall be deemed to have occurred upon any one of the following events: (i) upon the consummation of the acquisition of a majority of the outstanding stock of the Company pursuant to a tender offer validly made under any federal or state law (other than a tender offer by the Company), (ii) upon the consummation of a merger, consolidation or other reorganization of the Company (other than a reincorporation of the Company), if after giving effect to such merger, consolidation or other reorganization of the Company, the shareholders of the Company immediately prior to such merger, consolidation or other reorganization hold less than 50% of the voting or economic interest of the surviving or resulting entity after such merger, consolidation or other reorganization; or (iii) upon the sale of all or substantially all of the assets of the Company.

Optional Conversion. At any time while this Note remains outstanding, then, upon the written election of the Holder, the outstanding principal amount of this Note and all accrued interest thereon, shall convert in whole without any further action by the Holder into Series A Preferred Stock at a conversion price equal to a price paid per share equal to $2.00 (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction occurring after the date hereof). Any issuance of Equity Securities pursuant to the conversion of this Note pursuant to this Section 3(a) shall be upon and subject to the same terms and conditions applicable to the Series A Preferred Stock previously sold in the Company's Series A Preferred Stock financing (the "Financing"). At all times following the date hereof until the conversion or repayment of this Note, the Company shall take all actions necessary or advisable from time to time to keep sufficient authorized by unissued shares of Series A Preferred Stock reserved for conversion of this Note.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,500,000.00
  Use of proceeds: Operations, FDA submission, initial production run
  Date: February 10, 2023
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Founders shares
  Date: March 14, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series A Preferred Shares
  Type of security sold: Equity
  Final amount sold: $2,015,000.00

Number of Securities Sold: 1,007,500
Use of proceeds: Operation, FDA submission, prototype build
Date: December 31, 2021
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2022</u>

<u>Revenue</u>

Revenue for fiscal year 2021 was $0 compared to $0 in fiscal year 2022. The Company is a medical device manufacturer and does not anticipate revenue prior to receiving FDA approval which is projected for late 2023.

<u>Cost of sales</u>

Cost of Sales for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

<u>Gross margins</u>

Gross margins for fiscal year 2021 were $0 compared to $0 in fiscal year 2022.

<u>Expenses</u>

Expenses for fiscal year 2021 were $1,107,564 compared to $818,543 in fiscal year 2022.

The decrease of $289K was due to a decrease in R&D expense of $362K, from $976K in 2021 to $614K in 2022 offset by a increase in G&A expense of $72K, from $132K in 2021 to $204K in 2022. The R&D decrease is due to the Company's less activity in building an Aura production prototype. The G&A expense increased due to the increase in auditing expenses and financing activities.

Historical results and cash flows:

The Company is currently in the initial production stage and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is projecting product sales and revenue for 2024 subject to receiving FDA clearance. The Company filed a PMA application with the FDA in 2022 and had its "Day 100" meeting with the regulators in January 2023. Past cash was primarily generated through equity investments and loans. Our goal is to obtain FDA clearance in late 2023 and begin sales and marketing in early 2024. We project positive cash flow in year two after FDA approval from revenue generated by the Aura product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 30, 2023, that Company had $260,122 cash on hand. In addition, as of April 30, 2023, the Company has approximately $661,702 of unused credit pursuant to a $1.5 million convertible line of credit with the founder and CEO Mr. Thinh Tran.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the existing FDA clearance application for the Aura product and building enough products to begin sales and marketing

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has available, 87% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9.3 months. This is based on a current monthly burn rate of $75,000 for expenses related to the ongoing FDA application and initial production run to seed the market and demonstrate the product.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for up to 5 years. This is based on a current monthly burn rate of $75,000 for expenses related to building a production prototype, applying for FDA approval, initial production run, and marketing and sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital including venture capital, Reg D private placements, and notably a $1,500,000 convertible line of credit from Mr. Tran, the CEO, that matures on March 31, 2024. As of April 30, 2023, $838,297 is outstanding on the line of credit with approximately $661,702 available for the Company to draw down.

Indebtedness

- **Creditor:** Thinh Tran
  Amount Owed: $838,297.54
  Interest Rate: 3.0%
  Maturity Date: March 31, 2024
  Loan becomes due on change of control and is convertible into Series A Preferred shares at the option of the creditor

Related Party Transactions

- **Name of Entity:** Thinh Tran
  Relationship to Company: CEO & Director
  Nature / amount of interest in the transaction: Loan to company of $800,000
  Material Terms: The Company entered into a convertible promissory note and line of credit with a related party for an aggregate maximum amount of $1,500,000 on February 10, 2023. Approximately $838,297 has already been advanced. The line of credit matures on March 31, 2024, or upon change of control. It is convertible into Series A Preferred shares at $2.00 per share.

Valuation

Pre-Money Valuation: $39,942,750.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assume all preferred stock is converted to common stock;

In making this calculation we have not assumed that:

(i) any outstanding options, warrants, or other securities with a right to acquire shares are exercised; or

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $838,297.54 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

This pre-money valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

Introduction

Vita Imaging Inc. ("Vita") has the exclusive worldwide rights to a technology developed by the BC Cancer Agency ("BCCA") together with the University of British Columbia and refined and tested at the Skin Care Centre at Vancouver General Hospital ("VGH"), for in vivo, real-time, non-invasive skin lesion measurements for the detection of skin cancer. Vita is leveraging twenty years of research by well-respected BCCA Scientists, Clinicians and a combined $17.5M investment ($2.5M BCCA & $15M Predecessor Company) in the development and patenting of this pioneering platform technology.

Skin cancer is the most common form of cancer in the US and worldwide. 1 in 5 Americans will develop skin cancer by age 70. In the US, five million people are treated annually for skin cancer with treatment cost of $8.1B. When detected early, the five-year survival rate for melanoma is 99% hence, the urgent need for physician support tools like the Aura skin cancer detection device.

The Aura can be used for the detection of all major forms of skin cancer, including basal cell carcinoma, squamous cell carcinoma and melanoma.

Comprehensive analysis of a 1,000-lesion study was accepted for publication by Cancer Research, a peer-reviewed journal of the American Association of Cancer Research and the most widely cited cancer journal in the world. This should provide additional support for marketing purposes as well as potentially to help support the U.S. regulatory program.

The technology upon which Aura is based is also fully extensible to early detection systems for other types of cancer, including lung, gastro-intestinal, colorectal and cervical cancers.

Vita filed a PMA application for FDA clearance in 2022 and had its "Day 100" meeting with the FDA in January 2023. The FDA has indicated to the Company that it will accept the Vancouver General Hospital clinical study results published in Cancer Research. The FDA has also waived the filing fee for the Company as a Small Business first time PMA applicant. The Company has a substantial financial advantage in applying for FDA clearance not having to pay for a clinical study or FDA filing fees.

Business Partnerships & Relationships

Vita's Manufacturer Partner is BriteLab, an experienced manufacturer with the infrastructure to meet Regulatory requirements and support commercialization efforts globally. Vita also has access to BCCA's robust pipeline for additional products related to our platform technology for cancer detection for skin and internal organs (lungs, GI, stomach, pancreas, etc.) where the base platform remains the same, but the probes are of different sizes and lengths based on the target organ. This gives Vita the advantage of rapid, lower development costs expanding from skin cancer detection to internal organ cancers.

Key Management

Thinh Tran, CEO & Chairman

Mr. Tran is currently the Founder, CEO, & Chairman of V-Silicon, a leader in the Smart TV market delivering best in class picture and audio quality. He was previously the Founder, Chairman, & CEO of Sigma Designs since its inception in 1982 which he built from a humble start-up into a multi-billion dollar publicly traded NASDAQ company making him one of the longest serving CEOs in the NASDAQ. Thinh also has extensive experience raising capital, exceeding M&A transactions, and providing guidance to many start-ups.

Prior to Sigma Designs, Mr. Tran was employed by Amdahl Corporation and Trilogy Systems Corporation. Thinh holds a B.S.E.E. from the University of Wisconsin & M.S.E.E. from Stanford University.

Victoria Read, COO

Ms. Reade has 25+ years of executive leadership and consulting experience including: Executive Director, MCO Operations & MSO at Scripps Clinic & Green Hospital La Jolla; VP, Medical Management at HMO Pacificare, Healthcare/IT Consultant at Deloitte, TMI, Pharma & Medtech.

Previously, she was the Founder and CEO of Ion Therapeutics, a medical device & biologics company where she successfully secured FDA device approval; served as CEO & Chief Administrative Officer (CAO) of College Medical Center (157 bed hospital); Site Director, Quest Clinical Research conducting Pivotal Studies; and Research Leader of UCSD & Schepens Institute/Harvard teams.

Ms. Reade holds an MBA from Pace University, a Bachelor of Science Nursing (BSN) from University of Tennessee Center for Health Sciences. She is an Advisor for Business and Academic Accelerator Programs (California Life Sciences Institute & Hult

Global Business Challenge).

Key Scientific, Inventor & Clinical Partners

Haishan Zeng, PhD: BCCA Distinguished Scientist, Lead Inventor of AURA & CORE

Dr. Zeng is a Distinguished Scientist with the Integrative Oncology Department (Imaging Unit) of the BCCA & Professor of Dermatology and Skin Science at UBC. He has 150+ Peer Reviewed Publications and 28+ patents related to optical diagnosis and therapy. Dr. Zeng holds a PhD in Biophysics from UBC and is the lead Inventor of the Rapid Raman Spectroscopy Platform Technology developed at BCCA, including the AURA and CORE.

Harvey Lui, MD, FRCPC: Principal Investigator of Clinical Studies & Co-Inventor Dr. Lui is a Professor of the Department of Dermatology and Skin Science at UBC. Previously, he was President of the International League of Dermatological Societies, an active member of the Photomedicine Society, and Canadian Dermatology Association, amongst other medical organizations.

Dr. Lui received his MD from UBC and completed an advanced fellowship at Massachusetts General Hospital and Harvard Medical School. Dr. Lui is a Co-Inventor of the AURA.

Comparables

There were 140 companies listed on Start Engine at the end of 2022, of which 20 were classified as Health Tech or Biotech. Below is a summary of the most comparable companies. Software, food and other non-comparable companies were excluded even though they may fall under the Heath Tech heading on the Start Engine website. Numbers were rounded to the nearest million for this summary.

The valuation range of nine broadly comparable companies on Start Engine is $16 million to $230 million. The average of all nine is $74 million, however, the highest ($230 mm) and the lowest ($16 mm) valuations are both outliers. If you ignore the highest and the lowest and average the remaining seven companies, you get $61 million.

The most comparable company on StartEngine is Future Cardia, which has a pre-money valuation of $40.11 million. Future Cardia and Vita Imaging are both diagnostic medical device companies that are addressing very large markets in cardiology and cancer. Both are focused on the early detection of disease when the patient has a much higher chance of survival and can avoid costly surgery and/or treatments. Vita Imaging, like Future Cardia is pre-revenue, and faces many of the same risks such as regulatory and product liability. Both companies were incorporated in 2019.

The most comparable company by industry sector is Koning which is in the breast cancer detection business. Their CT scanner was recently FDA approved and they have a valuation of $230 million. They only have $357,000 in revenue as they are just launching their product. Our product, the Aura, is disruptive technology that can detect skin cancer in one second, and pilot studies indicate that the technology can also be used for internal cancers such as colon cancer or lung cancer. Vita is pre-revenue, and its flagship product, the Aura, is not yet FDA cleared. Typically valuations increase dramatically after FDA clearance is issued so it makes sense that Koning would have a much higher valuation than Vita.

<u>Conclusion</u>

The average comparable start-up Health Tech company on Start Engine has a valuation of $74,000,000. Qualitatively, compared to the other listed medical device start-up companies on Start Engine, a pre-FDA clearance valuation of $40,000,000 for Vita Imaging appears reasonable and is 46% lower than the average of $74,000,000. Based on 7,007,500 common shares outstanding (*see fully diluted disclaimer below*), the current price per share would be $5.70. (The 1,007,500 Series A Preferred Shares are each convertible into one common share and have one vote).

Use of Proceeds

If we raise the Target Offering Amount of $14,996.70 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $4,999,994.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  Vita will focus on establishing partnerships with Physicians/Providers and Payors in its target markets, as well as innovative channels not targeted by its competitors. Marketing will follow from industry and trade and physician awareness campaigns to specific executions directed at target customer segments. Top tier 20 to 30 customers in each segment will be the initial focus. Due to a concentrated market, a few sales "hits" in these top tiers will lead to achieving targeted forecasts.

- *Research & Development*
  13.0%
  While the development of the Aura is complete, the company wants to lower costs of production and will focus its R&D in that regard. In addition, the company contracts for research with the BC Cancer Agency research Centre for

advance the other applications of the platform technology

- *Company Employment*
  12.0%
  The company currently has 14 employees in addition to the CEO and COO. Other necessary skilled workers are employed through short term consulting contracts and are not employees.

- *Operations*
  10.0%
  10% or $500,000 based on a maximum offering would be used to fund operations which for 2023 will mainly consist of obtaining FDA approval for the Aura device. The Company is benefitting from small business initiatives that the federal government has implemented. There is no filing fee for the company's first PMA application with the FDA. The FDA has given guidance that it will accept the study from Vancouver General Hospital as evidence of efficacy. The company has retained regulatory consultants as needed to assist in the regulatory process.

- *Working Capital*
  44.5%
  Working capital will be used to fund the commercialization of the Aura postFDA clearance starting in 2024.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.vita-imaging.com (http://www.vita-imaging.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a) (6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vitaimaging

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vita Imaging Inc.

[See attached]

VITA IMAGING INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 and 2021



To the Board of Directors of
Vita Imaging Inc.
San Jose, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Vita Imaging Inc. (the "Company") which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholder's equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not yet generated revenues or profits, has sustained net losses of $837,822 and $1,112,284 for the years ended December 31, 2022 and 2021, respectively, and has negative cash flows from operations. As of December 31, 2022, the Company had an accumulated deficit of $2,739,062 and limited liquid assets to satisfy its obligations as they come due with $46,568 of cash and a working capital deficit of $135,078. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
March 27, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VITA IMAGING INC.

BALANCE SHEETS

	December 31,			
	2022		**2021**	
ASSETS				
Current assets:				
Cash and cash equivalents	$	46,568	$	88,069
Inventory		112,856		50,000
Other receivables		-		52,586
Total current assets		159,424		190,655
Deposits		99,871		33,049
Property and equipment, net		23,649		-
Intangible assets, net		47,145		83,145
Total assets	$	330,089	$	306,849
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable	$	230,424	$	180,481
Accrued expenses		39,078		25,596
Stock payable		25,000		-
Total current liabilities		294,502		206,077
Loan payable, related party		645,589		618,593
Accrued interest, related party		16,708		4,720
Total liabilities		956,799		829,390
Stockholders' equity (deficit):				
Series A preferred stock, $0.0001 par value, 2,500,000 shares authorized, 837,500 and 475,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $1,675,000 and $950,000 as of December 31, 2022 and 2021, respectively		84		48
Common stock, $0.0001 par value, 10,000,000 shares authorized, 6,000,000 shares issued and outstanding as of both December 31, 2022 and 2021		600		600
Additional paid-in capital		2,111,668		1,378,052
Accumulated deficit		(2,739,062)		(1,901,240)
Total stockholders' equity (deficit)		(626,710)		(522,541)
Total liabilities and stockholders' equity (deficit)	$	330,089	$	306,849

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.


VITA IMAGING INC.

STATEMENTS OF OPERATIONS


	Year Ended December 31,			
	2022		**2021**	
Net revenue	$	-	$	-
Operating expenses:				
General and administrative		204,141		131,644
Research and development		614,402		975,920
Total operating expenses		818,543		1,107,564
Loss from operations		(818,543)		(1,107,564)
Other income (expense):				
Interest expense, related party		(19,279)		(4,720)
Total other expense		(19,279)		(4,720)
Provision for income taxes		-		-
Net loss	$	(837,822)	$	(1,112,284)
Weighted average common stock outstanding - basic and diltued		6,000,000		6,000,000
Net loss per share - basic and diluted	$	(0.14)	$	(0.19)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at December 31, 2020	475,000	$ 48	6,000,000	$ 600	$ 1,364,353	$ (788,956)	$ 576,044
Stock-based compensation	-	-	-	-	13,699	-	13,699
Net loss	-	-	-	-	-	(1,112,284)	(1,112,284)
Balances at December 31, 2021	475,000	48	6,000,000	600	1,378,052	(1,901,240)	(522,541)
Issuance of preferred stock	362,500	36	-	-	724,964	-	725,000
Stock-based compensation	-	-	-	-	8,652	-	8,652
Net loss	-	-	-	-	-	(837,822)	(837,822)
Balances at December 31, 2022	837,500	$ 84	6,000,000	$ 600	$ 2,111,668	$ (2,739,062)	$ (626,710)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
	2022	2021
Cash flows from operating activities:		
Net loss	$ (837,822)	$ (1,112,284)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,408	-
Amortization	36,000	36,000
Stock-based compensation	8,652	13,699
Services paid by note payable, related party	26,996	194,497
Changes in operating assets and liabilities:		
Inventory	(62,856)	-
Other receivables	52,586	(52,586)
Accounts payable	49,943	(15,868)
Accrued expenses	13,482	25,596
Accrued interest, related party	11,988	4,720
Net cash used in operating activities	(698,622)	(906,226)
Cash flows from investing activities:		
Purchase of property and equipment	(26,057)	-
Deposits	(66,822)	-
Net cash used in investing activities	(92,879)	-
Cash flows from financing activities:		
Proceeds from (repayments to) loan payable, related party	-	424,096
Issuance of preferred stock	725,000	-
Stock payable	25,000	-
Net cash provided by (used in) financing activities	750,000	424,096
Net change in cash and cash equivalents	(41,501)	(482,130)
Cash and cash equivalents at beginning of year	88,069	570,199
Cash and cash equivalents at end of year	$ 46,568	$ 88,069
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Vita Imaging Inc. (the "Company") is a corporation formed on March 14, 2019 under the laws of Delaware. The Company is a medical device company that is developing technology that focuses on the early detection and treatment of pre-cancer and malignant tumors. The Company is headquartered in San Jose, California.

As of December 31, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $837,822 and $1,112,284 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $2,739,062 and a working capital deficit of $135,078. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of assets from acquisition, common stock, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties, including but not limited to, the need for protection of proprietary technology of its product, dependence on key personnel, cost of services provided by third parties and the need to obtain additional funds through the sale of its common and preferred stock. The Company has not generated revenues and has not been granted a license or been approved by regulatory authorities to produce and sell its product. There are no assurances that this approval will be given or obtained.

VITA IMAGING INC.

NOTES TO THE FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022 and 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventory consists of device materials, and includes products acquired pursuant to an asset purchase agreement in 2019 with a fair value of $50,000. The inventory was recorded at its estimated fair value at the time of acquisition, which was less than the historical cost. Inventory is valued at the lower of cost or net realizable value. In 2022, the Company made purchases of $62,856 for image sensor modules that were custom made for the Company. As of December 31, 2022 and 2021, the Company determined there was no reserve for obsolescence or impairment necessary.

Property and Equipment, Net

Property and equipment consists of lab equipment, of which $26,057 was purchased in 2022. Lab equipment has a useful life of five years. Depreciation is recorded on a straight-line basis. As of December 31, 2022, property and equipment, net of accumulated depreciation of $2,408, was $23,649. Depreciation expense of $2,408 was recorded for the year ended December 31, 2022.

Intangible Assets, Net

The Company acquired certain intellectual property valued at $180,000 pursuant to an asset purchase agreement of a medical device company in 2019. The intellectual property consists of developed technology and has a useful life of five years. As of December 31, 2022 and 2021, intangible assets, net of accumulated amortization was $47,145 and $83,145, respectively. Amortization expense was $36,000 for both the years ended December 31, 2022 and 2021.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets (amortizable intangible assets) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2022 and 2021, no impairment was deemed necessary.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising Costs

Advertising costs are expended as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, stock-based compensation, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development activities. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2022 and 2021 consist of outstanding options (Note 6).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements since its lease agreement is short term in nature.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes *(Topic 740):* Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, *Income Taxes*, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. LOAN PAYABLE, RELATED PARTY

In 2021, the Company entered into a line of credit with a related party for an aggregate purchase amount of $618,593, including $424,096 in proceeds and services paid of $194,497. In 2022, the Company incurred services paid of $26,996 As of December 31, 2022 and 2021, $645,589 and $618,593, respectively, remained outstanding. The maximum amount per the line of credit was $500,000, but was increased to the balance outstanding by informal agreement between the lender and the Company. The loan bears interest at 3% per annum and matures on July 1, 2023 or upon a change in control. During 2022 and 2021, the Company incurred interest expense of $19,279 and $4,720, respectively. During the year ended December 31, 2022 and 2021, interest payments of $7,291 and $0 were made. As of December 31, 2022 and 2021, accrued interest related to this note was $16,708 and $4,720, respectively.

5. STOCKHOLDERS' EQUITY / (DEFICIT)

As of December 31, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 2,500,000 shares of preferred stock and 10,000,000 shares of common stock, par value $0.0001 per share. The preferred stock is designated as Series A preferred stock.

The holders of the preferred stock have the following rights and preferences:

Voting

The holders of preferred stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote.

The holders of common and preferred stock, voting together on an as-if-converted basis, shall be entitled to elect all members of the Board of Directors.

Dividends

In the event dividends ae paid on any share of common stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

The Original Issue Price of the Series A preferred stock is $2.00 per share.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the Original Issue Price plus all declared and unpaid dividends. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

The total liquidation preference as of December 31, 2022 and 2021 amounted to $1,675,000 and $950,000, respectively.

Conversion

Each share of preferred stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. The conversion price shall initially be the Original Issue Price of the Series A preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2022 and 2021, each share outstanding of each series of preferred stock was convertible into shares of common stock on a one-for-one basis.

Each share of preferred stock is automatically convertible into common stock upon an initial public offering or a vote of the majority of Series A preferred stockholders.

Stock Transactions

In 2022, the Company issued 362,500 shares of Series A preferred stock for proceeds of $725,000, or $2.00 per share.

In January 2023, the Company issued 15,000 shares of Series A preferred stock. The Company received proceeds of $30,000, of which $25,000 was received in December 2022 and included as stock payable on the balance sheets as of December 31, 2022. See Note 11.

As of both December 31, 2022 and 2021, there were 6,000,000 shares of common stock outstanding. As of December 31, 2022 and 2021, there were 837,500 and 475,000 shares of preferred stock outstanding, respectively.

6. **STOCK-BASED COMPENSATION**

Vita Imaging Inc. 2019 Stock Incentive Plan

The Company has adopted the Vita Imaging Inc. 2019 Stock Incentive Plan ("2019 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 1,500,000 shares as of December 31, 2022 and 2021.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan's inception. As of December 31, 2022, there were 778,000 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over four years.

A summary of information related to stock options for the years ended December 31, 2022 and 2021 is as follows:

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2020	552,000	$	0.01	$	32,660
Granted	-		-		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2021	552,000	$	0.01	$	32,660
Granted	170,000		0.37		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2022	722,000	$	0.09		198,720
Exercisable as of December 31, 2021	218,500	$	0.01	$	12,928
Exercisable as of December 31, 2022	356,500	$	0.01	$	128,340

	December 31,	
	2022	2021
Weighted average grant-date fair value of options granted during year	$ 0.25	n/a
Weighted average duration (years) to expiration of outstanding options at year-end	8.04	8.50

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,	
	2022	2021
Risk-free interest rate	4.28%	n/a
Expected term (in years)	7.00	n/a
Expected volatility	67.30%	n/a
Expected dividend yield	0.00%	n/a

The total grant-date fair value of the options granted during the year ended December 31, 2022 was $42,790. Stock-based compensation expense for stock options of $8,652 and $13,699 was recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021, respectively, and included in general and administrative expenses in the statements of operations.

Total unrecognized compensation cost related to non-vested stock option awards amounted to $55,047 at December 31, 2022, which is expected to be recognized over 25 months.

7. **COLLABORATION RESEARCH AND LICENSE AGREEMENT**

In January 2020, the Company entered into a Collaborative Research Agreement (the "BC Cancer Agreement") with BC Cancer. Pursuant to the terms of the BC Cancer Agreement, the Company and BC Cancer agreed to collaborate by jointly conducting research activities related to the development and improvement of the Company's cancer detection device.

Under the first statement of work of the BC Cancer Agreement, the Company was obligated to pay CDN $228,362, including CDN $57,091 upon execution and the remaining payments in quarterly installments through September 30, 2020. The last payment per the initial agreement was then modified to be CDN $33,799. The contract period for the initial statement of work was January 1, 2020 through December 31, 2020.

In February 2021, the parties entered into an amendment to extend the BC Cancer Agreement for an additional contract period from February 2021 through January 31, 2022. Per the amendment, the Company was under obligation to pay CDN $135,195, including CDN $33,799 upon execution and the remaining payments in quarterly installments through November 2021. The amendment also agreed to a total amount owed of CDN $197,492 under the first statement of work, which was already paid in full. In August 2021, the parties entered into a second amendment to extend the quarterly payments owed through January 2022. In November 2022, the parties entered into a third amendment whereby the Company was under obligation to pay CDN $115,592 in quarterly payments through December 2022.

In addition to the collaborative research plan, in July 2020 the Company entered into a license agreement ("BC License Agreement") with BC Cancer and the University of British Columbia ("UBC") whereby the Company was granted an exclusive, royalty-bearing and worldwide license to use and sublicense the BC Cancer technology and improvement for the purpose of developing, manufacturing, using, offering for sale, and selling the products in the field of use as defined in the license agreement. The license grants the Company rights to all clinical data and related patents. The term of the license agreement is twenty years or upon the patents' expiration.

Upon execution of the BC License Agreement, the Company was obliged to pay an initial license and documentation fee of CDN $25,000. The Company also agreed to pay for patent filing costs of $77,254.

Under the BC License Agreement, the Company is obligated to pay BC Cancer an annual royal equal to 2.5% of revenue, or a minimum annual royalty of CDN $25,000, whichever is greater in each year. If the Company pays a minimum of CDN $250,000 per year, inclusive of any collaborative research fees, royalties or contractual revenue, the minimum royalty payment will be waived. The Company will also pay UBC a royalty equal to 50% of sublicensing revenue.

The Company is obligated to pay UBC certain milestone payments, including $250,000 upon a merger, acquisition, or initial public offering valued less than $3.75 million and $750,000 if such event is valued greater than $3.75 million.

During the years ended December 31, 2022 and 2021, the Company recorded total research and development expenses of $103,190 and $142,357, respectively, in connection with the BC Cancer Agreement. These amounts include collaborative research fees, the initial license fee, a minimum royalty payment of CDN $25,000 and certain patent filing costs. As of December 31, 2022 and 2021, the Company had $103,464 and $102,759, respectively, included in accounts payable pertaining to the BC Cancer Agreement and BC License Agreement.

8. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to tax to accrual differences, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $683,297 and $456,186, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 596,137	$ 444,190
Tax to accrual differences	80,912	8,167
Stock-based compensation	6,248	3,829
Valuation allowance	(683,297)	(456,186)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2022 and 2021, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $683,297 and $456,186 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $227,111 and $310,832 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,132,716 and $1,589,118, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2022 tax years remain open to examination.

9. RELATED PARTY TRANSACATIONS

Refer to Note 4 for detail of the Company's related party loan payable.

10. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Leases

During April 2020, the Company entered into month-to-month lease agreement with a third party for its office space. Monthly base rent on this lease agreement amounts to $1,940. For the years ended December 31, 2022 and 2021, the Company incurred $23,280 and $23,280 of rent expense, respectively.

11. SUBSEQUENT EVENTS

In January 2023, the Company issued 120,000 shares of Series A preferred stock. The Company received proceeds of $240,000, of which $25,000 was received in December 2022 and $215,000 was received prior to the date the financial statements were available to be issued.

Management has evaluated subsequent events through March 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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INVEST IN VITA IMAGING TODAY!

Defy Cancer

Vita Imaging Inc. is a medical device company developing cutting-edge cancer detection and diagnostic technology. The company has already submitted an application seeking FDA ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Meet AURA™
VITA IMAGI
SCAN RESULTS
High probability for further investigation
SCAN COMPLETE
aura
Image is a rendering. FDA approval pending.

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OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST



- Vita Imaging has developed patented, breakthrough decision support tools that provide Physicians with critical diagnostic information in real-time to decrease unnecessary biopsies and optimize treatment outcomes for patients. The company's first product, AURA™ is an award-winning, non-invasive imaging device, which can be used by dermatologists to detect Melanoma & Non-Melanoma skin cancer (NMSC) within two seconds.



- According to the American Academy of Dermatology, 1 in 5 Americans will develop skin cancer in their lifetime making skin cancer the most common cancer in the United States. It is estimated that approximately 9,500 people in the U.S. are diagnosed with skin cancer every day affecting over 3 million people per year.* Additionally, Vita's products leverage Raman spectroscopy technology, which is a vertical projected to reach $2.3B this year.*

- Vita Imaging has already applied to the FDA for market clearance for the Aura and is projecting completion of the regulatory engineering graduate and has a track record of taking a start-up high tech company public on the NASDAQ and achieving a market cap of over $2 billion.

*Market information provided by (source) (source)

Invest Now
$5.70 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$245.10	$39.94M

THE PITCH

Vita Imaging is poised to revolutionize the way physicians and health care professionals detect and diagnose skin cancer. In partnership with leading field scientists and physicians, the company is advancing towards FDA market clearance and commercial launch for its first screening system, AURA™ – a licensed, patent-protected diagnostics platform technology capable of generating accurate, objective results in real-time.

Please see the offering memorandum for information regarding the company's IP licensing

agreements.

THE PROBLEM & OUR SOLUTION

Eradicating Today's Staggering Skin Cancer Statistics With Cutting-Edge Diagnostic Technology

In the United States alone, it is estimated that 9500 people are diagnosed with skin cancer every day and one in every five people will develop skin cancer by the age of 70 (source). Currently, skin cancer is the most common form of cancer in the U.S. costing the healthcare system $8.1B annually (source).


9,500
People in the U.S. that are diagnosed with skin cancer daily
$8.1B
The healthcare system's annual spending for skin cancer diagnosis

According to the American Cancer Society, the five year survival rate for melanoma is 99%, when detected early (source). However, most healthcare providers still rely on visual inspection of suspicious lesions, sometimes with dermatoscopes for magnification, to identify potential skin cancer concerns, leading many physicians to excise or biopsy lesions as a precautionary procedure. These biopsies cost an estimated $1.6B annually, but even so, 95% of suspicious lesions are later found to be benign.


Meet AURA™
Our licensed, patent-protected diagnostics platform capable of generating accurate, objective results in real-time

**The aura product is pre-FDA approval and is not yet available on the market.*

In 2014, the Centers for Disease Control released "The Surgeon General's Call to Action to Prevent Skin Cancer, which identified Skin Cancer as the most commonly diagnosed cancer in the United States and established skin cancer prevention as a high priority for this country" (source). Heeding this call to action, Vita Imaging believes there is an urgent need for physician support tools such as AURA™, which can improve diagnostic accuracy and significantly reduce the need for invasive and costly biopsies. AURA™ works by utilizing proven Raman spectroscopy technology to differentiate between benign and malignant lesions, and provide nearly instantaneous results. It's also non-invasive and requires little training to use, meaning it can be quickly and easily deployed in any dermatological clinic.

THE MARKET & OUR TRACTION

Securing Proven Technology Status With Clinical Data and Pending FDA Market Clearance

Vita Imaging's AURA™ device is coming to market following 20 years of extensive research and development by the British Columbia Cancer Agency Research Center and the University of British Columbia. The company has an exclusive license from both entities, and is backed by a comprehensive patent portfolio, which will facilitate development of future products from platform technology.



Proven Technology
Secured exclusive license from the British Columbia Cancer Agency and the University of British Columbia
20 years of extensive research and development
Backed by a comprehensive patent portfolio

**The aura product is pre-FDA approval and is not yet available on the market.*

To date, the Aura has been tested in comprehensive clinical studies – including the largest known study using Raman technology for skin cancer detection – and has successfully passed all product performance and safety tests. Through this process, we have demonstrated that AURA™ exceeds all FDA benchmarks, paving the way for full clearance and commercialization as a Class 3 medical device.



AURA™ Exceeded All FDA Benchmarks
by completing comprehensive clinical studies and successfully passing all product performance and safety tests

**The aura product is pre-FDA approval and is not yet available on the market.*

In anticipation of commercial launch in multiple international markets, Vita Imaging will partner with key industry opinion leaders, distributors, physicians, clinics, hospitals, and other providers, which will allow us to further establish market leadership and credibility within the global healthcare community.

WHY INVEST

Invest in Life-Saving Technology Developed

Invest in Life-Saving Technology Developed By Leading Scientists and Physicians

Skin cancer is a worldwide epidemic with significant health, economic, and societal consequences. According to the World Health Organization, at least 132K new melanomas are diagnosed each year, and the incidence of skin cancers has risen in recent decades ([source](#)). In order to begin improving these outcomes, Vita Imaging believes that the time to invest in objective, accurate diagnostic tools is now.



Join Us Today

As we deploy our technology where it's needed most and defy cancer on a worldwide scale

Over the next five years, the company will be focused on optimizing growth and marketing outreach with a goal of deploying our technology where it is needed most and defying cancer on a worldwide scale. Thank you for investing in our mission on StartEngine!

ABOUT

HEADQUARTERS
5390 Hellyer Avenue
San Jose, CA 95138

WEBSITE
View Site ⬈

Vita Imaging Inc. is a medical device company developing cutting-edge cancer detection and diagnostic technology. The company has already submitted an application seeking FDA clearance for their lead product, AURA™, a skin cancer (Melanoma & Non-Melanoma) detection device. The FDA review is in progress, with target completion by the end of 2023. To expand its market reach, Vita Imaging will seek Regulatory approval in additional markets including: Canada, the European Union (EU), and Australia.

TEAM



Thinh Quy Tran
Chairman and CEO

Mr. Tran is currently the Chairman and CEO of Vita Imaging Inc. Prior to Vita Imaging, Mr. Tran was Chairman and CEO of V-Silicon, a leader in the Smart TV market delivering best in class picture and audio quality.

He was previously the Founder, Chairman, & CEO of Sigma Designs since its inception in 1982 – which he built from a humble start-up into a multi-billion dollar publicly traded NASDAQ company – making him one of the longest serving CEOs on the NASDAQ. Mr. Tran also has extensive experience raising capital, executing M&A transactions, and providing guidance to many start-ups.

Prior to Sigma Designs, Mr. Tran was



Maria Victoria Reade
COO

A serial entrepreneur since 2004, Victoria has been a co-Founder & Advisor of global, early stage medical device & biotech ventures developing novel technology and therapeutics in Oncology including: Orphan Diseases of the Eye (Retinitis Pigmentosa), Brain (Glioblastoma Multiforme), Melanoma, Breast & Ovarian cancer. In these executive roles, she has led Strategy, Business & Clinic Operations, Strategic Partnerships, Business Development, Fundraising (Philanthropic & NIH Grants, Equity Investor), Regulatory Approval (FDA & CE Mark), Contracting/Legal, and Commercialization. Since 2018, she is COO of Vita Imaging, which is commercializing a platform technology for skin cancer



Dzung Kim Tran Wright
Interim CFO

Dzung is the interim Chief Financial Officer of Vita Imaging, Inc. She has over 30 years of experience in the financial industry, holding senior financial positions at multiple publicly traded and startup companies over a wide range of industries such as medical, telecommunications, device technology, digital arts, mobile devices, and internet technology.

Before joining Vita Imaging, Dzung held senior finance roles at Vivus Inc., Controlnet Inc., Foneweb Inc., and Microlambda Wireless Inc. She has a proven track record of success in leading and managing financial teams, and she has a deep understanding of financial reporting, analysis, and planning.

employed by Amdahl Corporation and Trilogy Systems Corporation, leaders in the IBM mainframe computer market. Mr. Tran holds a B.S.E.E. from the University of Wisconsin & M.S.E.E. from Stanford University.



detection. She is the CEO & co-Founder of RHI which is developing a novel, breast and ovarian cancer diagnostic and therapeutic solution. Previously, Victoria was co- Founder & CEO of iontherapeutics, a vision restoration & regenerative medicine company. She serves as Advisor to Accelerators for entrepreneurs in industry and academic settings.



Dzung is a graduate of San Jose State University and holds a Bachelor's degree in Business Administration and Accounting.



TERMS
Vita Imaging

Overview

PRICE PER SHARE
$5.70

VALUATION
$39.94M

DEADLINE ⓘ
Jul 17, 2023

FUNDING GOAL ⓘ
$10k - $5M

Breakdown

MIN INVESTMENT ⓘ
$245.10

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$4,999,994.40

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
1,753

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
877,192

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Friends and Family - First 72 hours 10% bonus shares

Early Bird Bonus - Next 96 hours - 5% bonus shares

Volume-Based Perks

Tier 1 Perk – Invest $500 and receive a custom-made skin lesion ruler with logo that can be used to check your moles and see if they are changing, and 2 logo branded silicone UV wrist bands that change color in the sun as a reminder to apply sunscreen.

Tier 2 Perk – Invest $2,500 and receive the skin lesion ruler, UV wristbands, USB drive, +3% bonus shares.

Tier 3 Perk – Invest $5,000 and receive the skin lesion ruler, UV wristbands, USB drive, +5% bonus shares.

Tier 4 Perk – Invest $10,000 and receive the skin lesion ruler, UV wristbands, USB drive, +10% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Vita Imaging, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the

StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.70/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $570. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds
The Company will not incur irregular use of proceeds.

PRESS

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REWARDS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Audio

Video

Voice Over:

Every hour, one person in the United States dies of melanoma. Yet when it comes to skin cancer detection, dermatologists mostly use antiquated practices that rely on magnifying glasses and the naked eye.

Stock- patients at the dermatologist's office getting examined

Source: https://www.cdc.gov/cancer/uscs/about/data-briefs/no9-melanoma-incidence-mortality-UnitedStates-2012-2016.htm

Dr.Lui

Visual inspection practices for detecting skin cancer are subjective and error-prone. This highlights the need for objective and reliable diagnostic tools.

 AURA is an innovative skin cancer diagnostic tool that uses proven technology to identify changes associated with the biochemistry of skin cancer lesions.

Vita Imaging Logo

B-roll- scientists in lab space

Within seconds, AURA provides important data that can help doctors make more informed decisions about diagnosis and treatment, potentially improving patient outcomes and reducing the need for unnecessary biopsies.

Animation of Aura Device

B-roll of Aura device in use

Text on Screen: $1.6 Billion is spent on biopsies on suspicious lesions annually.

While further research continues, we believe that AURA can now be a valuable support tool for dermatologists in detecting both Melanoma and non-melanoma skin cancers, offering rapid, real-time results without requiring skin preparation.

Text on screen: 99% survival rate for early detection

Vs.

and 16% survival for stage 5

Source

Voice Over:

Using proven technology, AURA provides important data by identifying changes associated with the biochemistry of skin cancer lesions. We believe our device is the fastest early and advanced-stage skin cancer detection device on the market.

B-roll- of Aura device working quickly

Results on the Aura screen

AURA was developed over many years by leading scientists and physicians at the renowned British Columbia Cancer Agency Research Centre and The University of British Columbia. Over $20 million dollars has been invested in R&D for AURA and we are already working with the FDA for regulatory clearance.

Exterior shot of BCCA

Interior shots of the BCCA lab

Under the leadership of Thinh Tran, a seasoned CEO who has experience turning a modest startup into a billion-dollar publicly traded NASDAQ company, Vita Imaging has completed costly, comprehensive clinical studies and is in the final step of obtaining FDA market clearance for AURA.

Thinh talking to Dr.Lui at BCCA lab

THINH:

In the next five years, the global skin cancer diagnostics market is projected to reach nearly 5 and a half billion dollars. AURA is a proven, award-winning product that is ready to stand at the forefront of this market.

Thinh to camera

Source for market size; :https://www.bloomberg.com/press-releases/2022-03-11/skin-cancer-diagnostics-market-size-worth-5-48bn-globally-by-2028-at-7-2-cagr-exclusive-report-by-the-insight-partners

With FDA market clearance, we plan to target growth and market penetration across the US. By pricing our device according to a profit-sharing/leasing model, Vita Imaging makes it affordable for dermatologists while giving us access to the collected data, enabling AURA's machine learning to only get better at cancer detection.

Aura machine in Dermatologist's office

Clips from youtube video

*AURA is still in the prototype stage and has not been cleared for use by the FDA

We plan to fund the last leg of our FDA approval and continue the development of our next-generation models.

B-roll- team in meeting

Rendering of next-generation model

*Rendering of AURA. Images are computer generated demo versions. Product is currently under development.

While we are starting with skin cancer, our robust portfolio of patents and platform technology can easily be applied to internal organ cancer detection, such as lungs, stomach, and colon.

Dr.Zeng doing research in lab

Voice Over:

Skin cancer is America's most common cancer, and Melanoma cases have DOUBLED in 30 years. The Surgeon General called this a life-threatening crisis demanding urgent action.

Stock- of a patient in doctor's office

Text over the stock

Melanoma cases have DOUBLED in 30 years!

Source: cdc.gov

The Vita Imaging AURA is a powerful tool for doctors and patients to fight the skin cancer epidemic. Partnering with us has the potential to save lives! Invest in Vita Imaging today!

Aura rendering

Invest in Vita Imaging. Together we can defy cancer.

SOCIAL ADS

1:

Audio

Video

1 in 5 Americans will develop skin cancer in their lifetimes. Invest in a company that offers non-invasive cancer detection instantaneously.

Stock- person at dermatologist office

Text on screen- 1 in 5 Americans will develop skin cancer

Vita Imaging's AURA is a breakthrough cancer diagnostic tool that reads suspicious cells and provides physicians with crucial diagnostic information, optimizing treatment outcomes for patients and limiting unnecessary biopsies.

Hero shot of Aura 3D animation of Aura device

Invest today. Let's transform cancer detection.

Invest today

2:

Audio

Video

Invest in a company that provides potentially life-saving cancer diagnostics in real-time.

Hero shot of Aura in use

Using proven technology, Vita Imaging's AURA is the fastest early and advanced-stage skin cancer detection device on the market.

3D animation of Aura Device

Invest in Vita Imaging. Skin cancer detection for the 21st Century.

Invest today

3:

Audio

Video

What if we could detect early-stage and late-stage skin cancer non-invasively within seconds?

Stock- person looking at skin in mirror

AURA can do just that. After several years and 20 million dollars of research and development, Vita imaging's skin cancer diagnostic device, AURA, can read a suspicious mole or lesion and within seconds, provide physicians with life-saving diagnostic information.

Aura hero shot

3D amimation of Aura device

So join us. Together we can defy cancer.

Invest today

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VITA IMAGING INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:19 PM 01/30/2020
FILED 02:19 PM 01/30/2020
SR 20200681132 - File Number 7323446

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Vita Imaging Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify:

ONE: That the name of this corporation is Vita Imaging Inc., and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was March 14, 2019 under its current name.

TWO: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, and the resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

I.

The name of this corporation is Vita Imaging Inc. (the "**Company**").

II.

The address of the registered office of the Company in the State of Delaware is 800 N. State Street, Suite 402, Dover, Delaware 19901 in the County of Kent. The name of the registered agent of the Company at such address is First Corporate Solutions, Inc.

III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The total number of shares that the Company is authorized to issue is 12,500,000 shares, consisting of (i) 10,000,000 shares of Common Stock and (ii) 2,500,000 shares of Preferred Stock, all of which are hereby designated "**Series A Preferred Stock**" (the "**Series A**"). The

Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

B.   The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

1.   **DIVIDEND RIGHTS.**

(a)   The "**Original Issue Price**" of the Series A shall be $2.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date (the "**Filing Date**") of this Amended and Restated Certificate of Incorporation (as the same may be amended from time to time, the "**Certificate of Incorporation**")).

(b)   In the event dividends are paid or distributions made on any share of Common Stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of Series A in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(c)   A distribution to the Company's stockholders may be made without regard to the preferential dividends arrears amount, if any, or any preferential rights amount (each as determined under applicable law).

(d)   Whenever a dividend provided for in this Section B.1 shall be payable in property other than cash, the value of such dividend shall be the fair market value of such distribution as determined in good faith by the Board of Directors of the Company (the "**Board**").

2.   **VOTING RIGHTS.**

(a)   **General Rights.** Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section B.4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b)   **Separate Vote of Preferred Stock.** For so long as at least 75% of the initially-issued shares of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Filing Date) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions (whether taken directly or indirectly, by merger, recapitalization or otherwise):

(i)   Any amendment, alteration or repeal of any provision of the Bylaws or the Certificate of Incorporation that alters or changes the voting or other powers, preferences or other rights, privileges or restrictions of the Preferred Stock so as to affect the Preferred Stock adversely;

(ii) Any authorization or any designation, whether by reclassification, alteration, amendment or otherwise, of any new or existing class or series of stock or any other securities convertible into equity securities of the Company ranking senior to the Series A;

(iii) Any increase in the authorized number of shares of Series A; or

(iv) Any redemption, purchase, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than (i) acquisitions of Common Stock by the Company pursuant to agreements that permit the Company, upon termination of services to the Company, to repurchase such shares at no more than the lower of original cost and fair market value or (ii) acquisitions of Common Stock in exercise of any right of first refusal of the Company to repurchase such shares.

(c) **Election of Board of Directors.**

(i) The holders of Common Stock and Preferred Stock, voting together as a single class on an as-if-converted basis, shall be entitled to elect all members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii) Pursuant to the provisions of Section 223(a)(1) and Section 223(a)(2) of the DGCL, any vacancy and newly created directorships resulting from any increase in the authorized number of directors or by amendment of this Certificate of Incorporation, and vacancies created by removal, death or resignation of a director, shall be filled only by vote or written consent in lieu of a meeting of the holders of the class or series entitled to elect directors or by the remaining director or directors, if any, elected by the holders of such class or series pursuant to this Section B.2.

(iii) In accordance with Section 141(k) of the DGCL, any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

(iv) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3. **LIQUIDATION RIGHTS.**

(a) Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "**Liquidation Event**"), or any Acquisition or Asset Transfer (as each such term is defined below), before any distribution or payment shall be made to the holders of any Common Stock, subject to the right of any series of Preferred Stock that may from time to time come into existence, the holders of Series A shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series A held by them, an amount per share of Series A equal to the Original Issue Price for the Series A plus all declared and unpaid dividends on the Series A. If, upon any such Liquidation Event, Acquisition or Asset Transfer, the assets of the Company shall be insufficient to make payment in full to all holders of Series A of the liquidation preference set forth in this

Section B.3(a), then such assets (or consideration) shall be distributed among the holders of Series A at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b)   After the payment of the full liquidation preference of the Series A as set forth in Section B.3(a) above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

(c)   For the purposes of this Section B.3: (i) "**Acquisition**" shall mean any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization and other than a transaction the principal purpose of which is to change the jurisdiction of incorporation of the Company (provided that, for the purpose of this Section B.3(c), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such consolidation or merger or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); provided, that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "**Asset Transfer**" shall mean a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

(d)   In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

4.   **CONVERSION RIGHTS.**

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "**Conversion Rights**"):

(a)   **Optional Conversion.** Subject to and in compliance with the provisions of this Section B.4, any shares of Series A may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A shall be entitled upon conversion shall be the product obtained by multiplying the Series A Conversion Rate (as defined below) then in effect for such series (determined as provided in Section B.4(b)) by the number of shares of Series A being converted.

(b)   **Series A Conversion Rate.** The conversion rate in effect at any time for the conversion of the Series A (the "**Series A Conversion Rate**") shall be the quotient obtained by dividing the Original Issue Price of the Series A by the Series A Conversion Price (as defined below), calculated as provided in Section B.4(c).

(c)   **Series A Conversion Price.** The conversion price applicable to the Series A shall initially be the Original Issue Price of the Series A (the "**Series A Conversion Price**").

Such initial Series A Conversion Price shall be adjusted from time to time in accordance with this Section B.4. All references to the Series A Conversion Price herein shall mean the Series A Conversion Price as so adjusted.

      (d)   **Mechanics of Optional Conversion.** Each holder of Series A who desires to convert the same into shares of Common Stock pursuant to this Section B.4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series A, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series A being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value as determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series A being converted and (ii) in cash (at the Common Stock's fair market value as determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series A. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

      (e)   **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date on which the first share of Series A is issued (the "**Original Issue Date**"), the Company effects a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date. the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section B.4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

      (f)   **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Series A Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

      (i)   The Series A Conversion Price shall be adjusted by multiplying the Series A Conversion Price then in effect by a fraction,

      (A)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance; and

      (B)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

      (ii)   If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series A Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii)   If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this Section B.4(f) to reflect the actual payment of such dividend or distribution.

(g)   **Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation.** If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series A is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition as defined in Section B.3 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section B.4), in any such event each share of Series A shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series A immediately prior to such recapitalization, reclassification, merger, consolidation or other transaction would have been entitled to receive pursuant to such transaction, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section B.4 with respect to the rights of the holders of Series A after the capital reorganization to the end that the provisions of this Section B.4 (including adjustment of the Series A Conversion Price then in effect and the number of shares issuable upon conversion of the Series A) shall be applicable after that event and be as nearly equivalent as practicable.

(h)   **Certificate of Adjustment.** In each case of an adjustment or readjustment of the Series A Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series A, if the Series A is then convertible pursuant to this Section B.4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Series A Conversion Price at the time in effect and (ii) the type and amount, if any, of other property that at the time would be received upon conversion of the Series A. Failure to request or provide such notice shall have no effect on any such adjustment.

(i)   **Notices of Record Date.** Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section B.3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any Asset Transfer (as defined in Section B.3), or any Liquidation Event (as defined in Section B.3), the Company shall mail to each holder of Series A at least ten days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, recapitalization, Acquisition, Asset Transfer or Liquidation Event is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of

Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, recapitalization, Acquisition, Asset Transfer or Liquidation Event.

(j) **Automatic Conversion.**

(i)   Each share of Series A shall automatically be converted into shares of Common Stock, based on the then-effective Series A Conversion Price: (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series A, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section B.4(d).

(ii)   Upon the occurrence of either of the events specified in Section B.4(j)(i) above, the outstanding shares of Series A shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Series A are delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series A, the holders of Series A shall either (A) surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series A or (B) notify the Company that such certificates have been lost, stolen or destroyed, and executed an indemnity agreement satisfactory to the Company as described above. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates or as stated in such written notice and indemnity agreement, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section B.4(d).

(k)   **Adjustments to Series A Conversion Price for Certain Other Diluting Issuances.**

(i)   Special Definitions. For purposes of this Section B.4(k), the following definitions shall apply:

(A)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(C)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section B.4(k)(iii) below, deemed to be issued) by the Company after the Original Issue Date, other than (I) the following shares of Common Stock and (II) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (I) and (II), collectively, "**Exempted Securities**"):

(1) Shares of Series A or Common Stock issued or issuable upon conversion thereof;

(2) Shares of Common Stock or Preferred Stock (and/or Options therefor or other Convertible Securities) issued or issuable primarily for other than equity financing purposes and approved by the Board;

(3) Shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act of 1933, as amended;

(4) Shares of Common Stock, Options or Convertible Securities issued or issuable as a dividend or distribution on Series A;

(5) Shares of Common Stock, Options or Convertible Securities issued or issuable by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section B.4(e), Section B.4(f) or Section B.4(g);

(6) Shares of Common Stock or Options issued or issuable to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(7) Shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(8) Shares of Common Stock, Options or Convertible Securities issued or issuable to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing, real property leasing transaction or a similar transaction, in each case approved by the Board;

(9) Shares of Common Stock, Options or Convertible Securities issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board;

(10) Shares of Common Stock, Options or Convertible Securities issued or issuable pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement; provided, that such issuances are approved by the Board; or

(11) Shares of Common Stock, Options or Convertible Securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board.

(ii) <u>No Adjustment of Series A Conversion Price</u>. Notwithstanding any other provision in this Certificate of Incorporation, including, without limitation, Section B.4(k)(iii), no adjustment of the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Company receives written notice from the holders of at least a majority of the then-outstanding shares of Series A agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(iii)   Deemed Issue of Additional Shares of Common Stock.

(A)   If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (ii) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section B.4(k)(iii)(B) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (y) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security and (z) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv) (either because the consideration per share (determined pursuant to Section B.4(k)(v)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (ii) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section B.4(k)(iii)(A)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv), the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(E) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Section B.4(k)(iii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in Section B.4(k)(iii)(B) and Section B.4(k)(iii)(C)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Section B.4(k)(iii) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(iv) Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall, at any time after the Original Issue Date, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section B.4(k)(iii)), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(A) "CP_2" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(B) "CP_1" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(C) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the

Series A) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(D)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP_1); and

(E)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Notwithstanding the foregoing, the Series A Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.

(v)   Determination of Consideration. For purposes of this Section B.4(k), the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A)   Cash and Property: Such consideration shall:

(1)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

(2)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(3)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in Section B.4(k)(v)(A)(1) and Section B.4(k)(v)(A)(2) above, as determined in good faith by the Board.

(B)   Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section B.4(k)(iii), relating to Options and Convertible Securities, shall be determined by dividing:

(1)   the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(vi)   Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv), and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(l)   **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Series A. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m)   **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Series A, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n)   **Notices.** Any notice required by the provisions of this Section B.4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by electronic transmission in compliance with the provisions of the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) four business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o)   **Payment of Taxes.** The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A so converted were registered.

5.   NO REISSUANCE OF PREFERRED STOCK.

Any shares of Preferred Stock redeemed, purchased, converted or exchanged by the Company shall be cancelled and retired and shall not be reissued or transferred.

C.   The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Company's Certificate of Incorporation) the affirmative vote of the holders of a majority of the then-outstanding shares of stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis), irrespective of the provisions of Section 242(b)(2) of the DGCL.

V.

No stockholder of the Company shall have a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and such stockholder.

VI.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (a) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (b) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Company.

VII.

A.   The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B.   To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.   Any repeal or modification of this Article VII shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VII in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VIII.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.   The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

B.   The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation.

C.   The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

* * * *

THREE: This Amended and Restated Certificate of Incorporation has been duly approved by the Board.

FOUR: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Company in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 and Section 245 of the DGCL by the stockholders of the Company.

[Remainder of this page intentionally left blank; signature page follows.]

Vita Imaging Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of January 30, 2020.

VITA IMAGING INC.

By: \s\ Thinh Tran
_____
Thinh Tran
President and Chief Executive Officer